Michael J. Bunyard, CEng, FAusIMM, MIMMM

Certificate of Author

I, Michael J. Bunyard, CEng, FAusIMM, MIMMM do certify that:

1.	I am employed as Global Director Mineral Processing with:

Hatch Ltd.
2800 Speakman Drive
Mississauga
Ontario, Canada, L5K 2R7

2.	This certificate applies to the report “NI 43-101 Technical Report – Timok Copper-Gold Project, Serbia: Upper Zone Prefeasibility Study and Resource Estimate for the Lower Zone”, prepared for Nevsun Resources Ltd. (the “Issuer”), dated August 7 2018, with an effective date June 19, 2018 (the “Technical Report”).

3.	I graduated with a Bachelor’s Degree (BSc) in Applied Mineral Sciences from Leeds University, England, in 1970 and with a Doctoral Degree (PhD) in Applied Mineral Sciences from Leeds University, England, in 1973.

4.	I am a member of:
  Chartered Engineer, Engineering Council of United Kingdom (135941)
  Fellow of the Australian Institute of Mining and Metallurgy (108195)
  Member of the Institution of Materials, Minerals and Mining (40597)
5.	My relevant experience over the past 40 years includes: process plant test work and design, plant operation, plant management and audit roles for potential purchasers and lenders.

6.	I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

7.	I am responsible for the preparation of Sections 1.3.1, 1.6, 1.10, 1.11, 2.2.3, 13.1, 13.2, 17.1, 17.2, 17.3, 17.4, 25.3, 26.3, 26.3.1 and relevant content in Sections 1.14 and 21.

8.	I had prior involvement with the subject property by acting as Qualified Person for the Issuer’s NI 43-101 entitled “Canadian National Instrument 43-101 Technical Report: Pre-Feasibility Study for the Timok Project, Serbia” dated May 11, 2018 and having an effective date of March 8, 2018.

9.	As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

10.	I am independent of the issuer applying all of the tests in Section 1.5 of National Instrument 43-101.

11.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

12.	I have not conducted a site visit.

13.	I have visited the testing laboratory XPS.

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14.	I consent to the public filing of this Technical Report.

Signed and dated on this 7th day of August, 2018.

“Original Signed and Sealed”
Michael J. Bunyard, C.Eng., FAusIMM, MIMMM
Global Director Mineral Processing
Hatch Ltd.

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